Exhibit 99.1

Draganfly Receives Military Purchase Order for its Commander 3XL to be used for logistics within various branches of the U.S. Department of Defense

Commander 3XL to be used as a primary transport vehicle for the TB2 Aerospace DROPS UAV Cargo POD for autonomous tactical resupply

Saskatoon Sask, September 24, 2024– Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that it has received a purchase order from TB2 Aerospace (TB2) for Commander 3XL Drones to be deployed with TB2 Drone Recharging Operational Payload System Pods (DROPS) within the DoD for various mission types. This order represents the beginning of the deployment and scaling of the DROPs system in conjunction with the Draganfly line of drones.

The Commander 3XL will be utilized to carry out various logistics missions. The Commander 3XL is well suited as a transport vehicle, as is the entire Draganfly drone product line for TB2 Aerospace’s smart logistics PODs, as Draganfly Drones are interoperable, providing operators a variety of aircraft size, payload capacity and weight configurations that utilize common communication, counter electronic warfare options, mission planning software, accessories, payloads and more. TB2 Aerospace and Draganfly have collaborated to integrate TB2’s DROPS Pods on Draganfly’s drones, positioning Draganfly as a primary transport vehicle for TB2 Aerospace deployments within the DoD.

“We are honored to be doing this exciting work with TB2 and to have been selected for this important work in the military logistics sector,” said Cameron Chell, CEO of Draganfly. “Draganfly thrives at working to provide exceptional capabilities by integrating our line of drones, experience, and technology stack into mission profiles and use cases with our commercial and military partners—and doing it within time frames and at costs that few others can.”

“We chose Draganfly to be our launch and developmental partner as they have a fantastic series of UAVs,” said Hank Scott, CEO of TB2. “Their aircraft are very stable, easy to fly and set up, and we were impressed by the commonality between their three UAVs. Common controllers, batteries, motors, and parts mean that the DoD can train a Warfighter to operate three different-sized UAVs with a simple, standardized training package. The commonality and interchangeable components will reduce DoD operational and training costs, and standardize the supply chain. Adding the DROPS system will make each of their UAVs a Multi-Mission Payload capable system too. It’s a win-win.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and serve their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com. For additional investor information, visit:

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●	NASDAQ Listing
●	Frankfurt Listing

Media Contact Email: media@draganfly.com

Company Contact Email: info@draganfly.com

About TB2

TB2 Aerospace from Golden, Colorado, USA is the developer the Drone Recharging Operational Payload System. This system enables a UAV to turn into a Multi-Mission Payload System capable of autonomously capturing, delivering, and recovering Cargo Pod and other payloads such as Weapons Systems and Ground Sensors without the need to place a Warfighter in harm’s way.

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the purchase order positioning Draganfly as a primary transport vehicle for TB2 Aerospace deployments within the DoD. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.